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                                                             Exhibit 15

                       [SALOMON BROTHERS INC LETTERHEAD]

May 19, 1995

Moorco International Inc.
2800 Post Oak Boulevard
Suite 5701
Houston, TX 77056

Attention: Members of the Board of Directors

Dear Sirs:

     We understand that MII Acquisition Corp., a wholly owned subsidiary of FMC Corporation, a Delaware corporation (together "FMC"), has made a tender offer (the "FMC Offer") to purchase all of the outstanding shares of Common Stock, par value $.01 per share (including the associated Preferred Stock Purchase Rights) (the "Shares") of Moorco International Inc., a Delaware corporation (the "Company"), at $20.00 net per Share in cash (the "Consideration"). The FMC Offer is set forth in the Offer to Purchase dated May 5, 1995 and we understand that, in summary, it is conditioned upon, among other things, (i) the Company's Preferred Stock Purchase Rights having been redeemed by the Company's Board of Directors or FMC being otherwise satisfied that such rights are invalidated or inapplicable to the FMC Offer, (ii) the valid tender of a number of Shares, which when added to the Shares beneficially owned by FMC, would represent at least a majority of the total number of outstanding Shares of the Company on a fully diluted basis and (iii) FMC being satisfied that the restrictions on business combinations contained in Section 203 of the Delaware General Corporation Law are inapplicable to the proposed merger contemplated by the FMC Offer. You have asked us to advise you as to the adequacy, from a financial point of view, of the Consideration offered to the holders of the Shares (other than FMC) pursuant to the FMC Offer.

     In connection with rendering our opinion, we have reviewed and analyzed, among other things, the following: (i) the Schedule 14D-1 filed by FMC with the Securities and Exchange Commission regarding the FMC Offer; (ii) certain publicly available business and financial information concerning the Company and FMC; (iii) certain internal information of the Company, primarily financial in nature(including projections, forecasts and analyses prepared by or on behalf of the Company's management), concerning the business, assets, liabilities, operations and prospects of the Company, furnished to us by the Company for purposes of our analysis; (iv) certain publicly available and other information concerning the trading of, and the trading market for, the Shares; (v) the financial terms of the FMC Offer and such other transactions which we consider relevant to our inquiry; (vi) certain publicly available information with respect to other companies that we believe to be relevant or comparable in certain respects to the Company or one or more of its businesses or assets and the trading markets for certain of such other companies' securities; and (vii) such other information, financial studies, analyses, investigations and financial, economic, market and trading criteria that we considered relevant to our inquiry. In addition, we have taken into account various discussions with third parties with respect to such third parties' potential interest in the acquisition of all or part of the Company or other strategic transactions involving the Company. We have also met with certain officers and employees of the Company to discuss the foregoing as well as other matters we believe relevant to our inquiry. We have also taken into account our assessment of general economic, market and financial conditions and our experience in securities valuation generally.

     In our review and analysis and in arriving at our opinion, we have assumed and relied upon the accuracy and completeness of all of the financial and other information provided to, reviewed for or discussed with us or publicly available and have not assumed any responsibility for independent verification of any such


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information. We have also relied upon the reasonableness and accuracy of the financial projections, forecasts and analyses provided to us and we have assumed that they were reasonably prepared on bases reflecting the best currently available estimates and judgment of the Company's management and we express no opinion with respect to such forecasts, projections and analyses or the assumptions on which they are based. We have not made or obtained any independent evaluations or appraisals of any of the Company's assets, properties or facilities, nor have we been furnished with any such evaluations or appraisals. Our opinion is necessarily based upon business, market, economic and other conditions and circumstances as they exist on, and can be evaluated as of, the date hereof.

     As you are aware, Salomon Brothers Inc has acted as financial advisor to the Company in connection with the FMC Offer and will receive a fee for our services. Additionally, Salomon Brothers Inc is currently engaged by the Company to render financial advisory and investment banking services (including with respect to the Company's publicly announced proposal to acquire Daniel Industries, Inc.) and has received, and would under certain circumstances receive, fees for the rendering of such services. In addition, in the ordinary course of our business we may actively trade the debt or equity securities of the Company and FMC for our own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

     Based upon and subject to the foregoing, it is our opinion as investment bankers that as of the date hereof, the Consideration to be offered to the holders of Shares (other than FMC) pursuant to the FMC Offer is inadequate, from a financial point of view, to such holders.

                                          Very truly yours,

                                          SALOMON BROTHERS INC